UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39242

CALIFORNIA BANCORP

(Exact name of registrant as specified in its charter)

1300 Clay Street, Suite 500

Oakland, California, 94612

(510) 457-3737

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*	Pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, by and between Southern California Bancorp and California BanCorp (the “Registrant”), the Registrant merged with and into Southern California Bancorp on July 31, 2024, at which time the separate corporate existence of the Registrant ended. In connection with this merger, Southern California Bancorp changed its name to California BanCorp.

Pursuant to the requirements of the Securities Exchange Act of 1934, California BanCorp, formerly known as Southern California Bancorp, as successor in interest by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

California BanCorp (as successor by merger to the Registrant)

Dated:	August 12, 2024	By:	/s/ Steven E. Shelton
		Name:	Steven E. Shelton
		Title:	Chief Executive Officer

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